**OMB Number**   3038-0072
**NFA ID**       0309904   NATIXIS
**Submitted By** LUGOL2            LISSETTE LUGO

## Instructions

**READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE
APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND
ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE
DENIAL OR REVOCATION OF REGISTRATION.**

**DEFINED TERMS**

Words that are underlined in this form are defined terms and have the meanings contained in the
Definition of Terms section.

**GENERAL**

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe
consequences, including denial or revocation of registration.  Although this applies to all questions in
the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge
or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center
("RCLI") departments) can result in severe consequences, including denial or revocation of
registration.  This also applies to all questions in the form, but is particularly important regarding the
Disciplinary Information Section.  If the language of a question in the Disciplinary Information Section
requires disclosure of a matter, a "Yes" answer to the question is required no matter what other
advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or
registrant remains responsible for failures to disclose even if someone completes the form on the
applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on
the application occurs after the application is filed, the new information must be promptly filed. APs
and Principals should advise their Sponsors of the new information, and the Sponsor must file the
update on their behalf.  The failure to promptly update information can result in severe consequences,
including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

**OMB Number**   3038-0072
**NFA ID**        0309904   NATIXIS
**Submitted By**  LUGOL2               LISSETTE LUGO

With some exceptions, which are described below in the Regulatory and Financial Questions
sections, if any question requires the provision of information, that information must be provided.  In
particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the
question must be answered "Yes" and additional documents must be provided even if the matter has
been disclosed to another regulatory body such as FINRA, an exchange or a state regulator.
Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the
same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular
matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA
Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m.,
Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing
the date of the conversation, the name of the NFA staff person giving the advice and a description of
the advice should be made during the conversation and kept in the event an issue concerning
disclosure of the matter arises later.

**DISCIPLINARY INFORMATION SECTION**

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements,
diversion programs and similar processes. The Commodity Futures Trading Commission requires a
"Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication
or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon
completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures
industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry,
unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures
exchanges do not need to be disclosed since NFA is already aware of them once they are entered
into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or
registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

**OMB Number**   3038-0072
**NFA ID**       0309904   NATIXIS
**Submitted By** LUGOL2              LISSETTE LUGO

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable.  A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

## ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

**OMB Number**   3038-0072
**NFA ID**       0309904   NATIXIS
**Submitted By**  LUGOL2            LISSETTE LUGO

## Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

**10% OR MORE INTEREST:** direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

**ADJUDICATION:** in a criminal case, a determination by the court that the defendant is guilty or not guilty.

**ADVERSARY ACTION:** a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

**ALIAS:** another name utilized by an individual or previously used by an entity.

**CHARGE:** a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

**DBA:** abbreviation for Doing Business As.  The firm is doing its futures, retail off-exchange forex or swaps business by this name.

**DESIGNATED SUPERVISOR:**

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

**ENJOINED:** subject to an injunction.

**OMB Number**     3038-0072
**NFA ID**         0309904   NATIXIS
**Submitted By**   LUGOL2               LISSETTE LUGO

**ENTITY:** any **person** other than an individual.

**FELONY:** any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

**FINANCIAL SERVICES INDUSTRY:** the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

**FOUND:** subject to a determination that conduct or a rule violation has occurred.  The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

**INTERNAL REVENUE CODE:**
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

**INVESTMENT RELATED STATUTES:**

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

**MISDEMEANOR:** any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year.  By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor.  The term also includes a special court martial.

**OMB Number**    3038-0072
**NFA ID**        0309904   NATIXIS
**Submitted By**  LUGOL2                    LISSETTE LUGO

**OTHER NAME:** For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

**PERSON:** an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

**PRINCIPAL:** an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

    - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

**SELF-REGULATORY ORGANIZATION (SRO):** a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

**UNITED STATES CRIMINAL CODE:**

| | |
|---|---|
| Section 152: | Concealment of assets, making false claims or bribery in connection with a bankruptcy |
| Section 1341, 1342 or 1343: | Mail fraud |
| Chapter 25: | Counterfeiting and forgery |
| Chapter 47: | Fraud or false statements in a matter within the jurisdiction of a United States department or agency |
| Chapter 95 or 96: | Racketeering and Racketeering Influence |

**OMB Number**     3038-0072
**NFA ID**         0309904   NATIXIS
**Submitted By**   LUGOL2                    LISSETTE LUGO

## Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

**OMB Number**    3038-0072
**NFA ID**        0309904   NATIXIS
**Submitted By**  LUGOL2                    LISSETTE LUGO

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

**OMB Number**    3038-0072
**NFA ID**        0309904   NATIXIS
**Submitted By**  LUGOL2                    LISSETTE LUGO

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request.  The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:

Form 7-R
| | |
|---|---|
| FCM | 0.5 hours |
| SD | 1.0 hours |
| MSP | 1.0 hours |
| RFED | 0.5 hours |
| IB | 0.4 hours |
| CPO | 0.4 hours |
| CTA | 0.4 hours |
| FT | 0.5 hours |

| | |
|---|---|
| Form 3-R | 0.1 hours |
| Form 7-W | 0.1 hours |
| Form 8-R | 0.8 hours |
| Form 8-T | 0.2 hours |

Form 8-W    0.1 hours.

**OMB Number**     3038-0072
**NFA ID**              0309904   NATIXIS
**Submitted By**   LUGOL2                          LISSETTE LUGO

## Registration Categories

NFA MEMBER

SWAP DEALER

## Membership Information

Not applicable.

**OMB Number**    3038-0072
**NFA ID**            0309904   NATIXIS
**Submitted By**   LUGOL2                      LISSETTE LUGO

## Business Information

| | |
|---|---|
| **Business Address** | 30 AVENUE PIERRE MENDES-FRANCE<br>PARIS  75013<br>FRANCE |
| **Phone Number** | + 33 1 58 32 30 00 |
| **Fax Number** | +33 1 58 19 95 46 |
| **E-mail Address** | Not provided. |
| **Website / URL** | WWW.NATIXIS.COM |
| **Federal EIN** | Not provided. |
| **CRD ID** | Not provided. |
| **Form of Organization** | CORPORATION |
| **Location** | FRANCE |
| **Other Names** | IXIS CORPORATE & INVESTMENT BANK<br>DBA      NOT IN USE<br><br>NATEXIS BANQUES POPULAIRES<br>DBA      NOT IN USE |

**OMB Number**    3038-0072
**NFA ID**        0309904   NATIXIS
**Submitted By**  LUGOL2              LISSETTE LUGO

## Location of Business Records

### Business Records Address

30 AVENUE PIERRE MENDES-FRANCE
PARIS  75013
FRANCE

### U.S. Address for Production of Business Records

NATIXIS NORTH AMERICA
1251 AVENUE OF THE AMERICAS, 5TH FLOOR
NEW YORK, NY 10020
UNITED STATES

**OMB Number**    3038-0072
**NFA ID**         0309904   NATIXIS
**Submitted By**   LUGOL2                        LISSETTE LUGO

## Holding Company Information

Name: BPCE
10% or more interest? YES

**OMB Number**   3038-0072
**NFA ID**          0309904   NATIXIS
**Submitted By**   LUGOL2                        LISSETTE LUGO

## Regulator Information

### Non-U.S. Regulator(s) During The Past Five Years

-AUTORITE DE CONTROLE PRUDENTIEL (ACP),FRANCE

-AUTORITE DES MARCHES FINANCIERS(AMF),FRANCE
- FINANCIAL SERVICES AUTHORITY (FSA) (NATIXIS LONDON BRANCH)
- BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN)
(NATIXIS FRANKFURT BRANCH)
- HONG KONG MONETARY AUTHORITY (HKMA) (NATIXIS HONG KONG
BRANCH)
- MONETARY AUTORITY OF SINGAPORE (MAS) (NATIXIS SINGAPORE
BRANCH)
- BANCA DE ESPANA & COMISIÓN NACIONAL DEL MERCADO DE VALORES
(CNMV) (NATIXIS MADRID BRANCH)
- BANCA D'ITALIA & COMMISSIONE NAZIONALE PER LA SOCIETÀ E LA BORSA
(CONSOB) (NATIXIS MILAN BRANCH)
- LABUAN FINANCIAL SERVICES AUTHORITY (NATIXIS LABUAN BRANCH)
- CHINA BANKING REGULATORY COMMISSION (CBRC) (NATIXIS SHANGHAÏ
BRANCH)
- DUBAI FINANCIAL SERVICES AUTHORITY (DFSA) (NATIXIS DUBAI BRANCH)
- THE STATE BANK OF VIETNAM (NATIXIS HO-CHI-MINH BRANCH)
- CAYMAN ISLANDS MONETARY AUTHORITY (CIMA) (NATIXIS GRAND
CAYMAN BRANCH)
- FINANCIAL SERVICES AGENCY (FSA), JAPAN (NATIXIS TOKYO BRANCH –
NO LONGER ACTIVE)

### U.S. Regulator(s)

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

**OMB Number**    3038-0072
**NFA ID**        0309904   NATIXIS
**Submitted By**  LUGOL2            LISSETTE LUGO

## Disciplinary Information

### Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

**THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:**

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

**THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.**

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?          **NO**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves:          **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

**OMB Number**   3038-0072
**NFA ID**        0309904   NATIXIS
**Submitted By**  LUGOL2              LISSETTE LUGO

securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?                                                **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?                                                **NO**

**OMB Number**   3038-0072
**NFA ID**        0309904   NATIXIS
**Submitted By**  LUGOL2              LISSETTE LUGO

## Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:          **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to:          **YES**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?          **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?          **NO**

**OMB Number**     3038-0072
**NFA ID**              0309904   NATIXIS
**Submitted By**    LUGOL2                      LISSETTE LUGO

---

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?                                        **NO**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?                                        **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?                                        **NO**

Firm Application (7R) Filed  December 10, 2012                                    Page 21

**OMB Number**   3038-0072
**NFA ID**       0309904   NATIXIS
**Submitted By** LUGOL2              LISSETTE LUGO

## Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an adversary action brought by, or on behalf of, a bankruptcy trustee?                                    **YES**

For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?                                    **NO**

**OMB Number**   3038-0072
**NFA ID**        0309904   NATIXIS
**Submitted By**  LUGOL2            LISSETTE LUGO

## Contact Information

### Registration Contact

CHRISTELLE DENECHAUD
EXECUTIVE DIRECTOR, COMPLIANCE OFFICER
1251 AVENUE OF THE AMERICAS, 5TH FLOOR
NEW YORK, NY  10020
UNITED STATES
Phone: 212-891-6214
Fax: 212- 891-3349
E-mail: CHRISTELLE.DENECHAUD@US.NATIXIS.COM

### Membership Contact

CHRISTELLE DENECHAUD
EXECUTIVE DIRECTOR, COMPLIANCE OFFICER
1251 AVENUE OF THE AMERICAS, 5TH FLOOR
NEW YORK, NY  10020
UNITED STATES
Phone: 212-891-6214
Fax: 212- 891-3349
E-mail: CHRISTELLE.DENECHAUD@US.NATIXIS.COM

### Accounting Contact

JOSEPH CAPUTO
MANAGING DIRECTOR, HEAD OF FINANCIAL REP
1251 AVENUE OF THE AMERICAS, 5TH FLOOR
NEW YORK, NY  10020
UNITED STATES
Phone: 1 212 583 4938
E-mail: JOSEPH.CAPUTO@US.NATIXIS.COM

**OMB Number**    3038-0072

**NFA ID**        0309904   NATIXIS

**Submitted By**  LUGOL2                    LISSETTE LUGO

### Arbitration Contact

THOMAS SHARPE
MANAGING DIRECTOR, GENERAL COUNSEL
1251 AVENUE OF THE AMERICAS, 5TH FLOOR
NEW YORK, NY  10020
UNITED STATES
Phone: 212 891 6191
E-mail: THOMAS.SHARPE@US.NATIXIS.COM

### Compliance Contact

CHRISTELLE DENECHAUD
EXECUTIVE DIRECTOR, COMPLIANCE OFFICER
1251 AVENUE OF THE AMERICAS, 5TH FLOOR
NEW YORK, NY  10020
UNITED STATES
Phone: 212-891-6214
Fax: 212- 891-3349
E-mail: CHRISTELLE.DENECHAUD@US.NATIXIS.COM

### Enforcement/Compliance Communication Contact

CHRISTELLE DENECHAUD
EXECUTIVE DIRECTOR, COMPLIANCE OFFICER
1251 AVENUE OF THE AMERICAS, 5TH FLOOR
NEW YORK, NY  10020
UNITED STATES
Phone: 212-891-6214
Fax: 212- 891-3349
E-mail: CHRISTELLE.DENECHAUD@US.NATIXIS.COM

**OMB Number**   3038-0072
**NFA ID**       0309904   NATIXIS
**Submitted By** LUGOL2              LISSETTE LUGO

## Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification.  For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R  or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

| | |
|---|---|
| **OMB Number** | 3038-0072 |
| **NFA ID** | 0309904   NATIXIS |
| **Submitted By** | LUGOL2                    LISSETTE LUGO |

## Confidential Matter Information

**Criminal Disclosures**

**Matter Name**     REGION OF TUSCANY

**Matter Details**  ON DECEMBER 21, 2010, THE NATIXIS BRANCH IN MILAN
RECEIVED AN ORDER FOR PREVENTIVE ATTACHMENT
(DECRETO DI SEQUESTRO PREVENTIVO) IN THE AMOUNT OF
€2.2 MILLION. THE ATTACHMENT WAS REQUESTED
PREVENTIVELY IN THE CONTEXT OF PROCEEDINGS
LAUNCHED AGAINST NATIXIS AND OTHER BANKS BY THE
FLORENCE PUBLIC PROSECUTOR IN REGARD TO DERIVATIVE
TRANSACTIONS BETWEEN THESE BANKS AND THE REGION
OF TUSCANY ENTERED INTO IN DECEMBER 2004 WHICH WERE
CONSIDERED BY THE PROSECUTOR TO HAVE GENERATED
ILLICIT PROFITS.

**Matter Name**     CRIMINAL COMPLAINT COORDINATED BY ADAM

**Matter Details**  IN MARCH 2009, THE PARIS PROSECUTOR LAUNCHED A
PRELIMINARY INVESTIGATION INTO A CRIMINAL COMPLAINT
FILED BY NATIXIS MINORITY SHAREHOLDERS AND
COORDINATED BY THE ASSOCIATION TO DEFEND MINORITY
SHAREHOLDERS RIGHTS (ASSOCIATION DE DÉFENSE DES
ACTIONNAIRES MINORITAIRES - ADAM). IN ACCORDANCE
WITH FRENCH CRIMINAL PROCEDURE, NATIXIS HAS NOT
BEEN FORMALLY NOTIFIED OF THE ALLEGATIONS CONTAINED
IN THIS COMPLAINT AND IS THEREFORE NOT A PARTY TO THE
ACTION AT THIS STAGE. IN ADDITION, NATIXIS HAS AT THIS
STAGE NEITHER BEEN SUMMONED BY THE INVESTIGATIVE
JUDGE NOR CHARGED WITH ANY OFFENSE.

**Matter Name**     CRIMINAL COMPLAINT BY CIAC

**Matter Details**  IN AUGUST 2009, M. MONGE, MANAGER OF DEREAL, A
COMPANY HAVING PURCHASED FROM NATIXIS RECEIVABLES
ON BANKRUPT COMPANY COMPAGNIE INDUSTRIELLE
D'APPLICATION POUR LA COMMUNICATION (CIAC) IN 2004,

**OMB Number**   3038-0072
**NFA ID**       0309904   NATIXIS
**Submitted By** LUGOL2              LISSETTE LUGO

FILED A CRIMINAL COMPLAINT AGAINST NATIXIS ALLEGING MISAPPROPRIATION, ARGUING THAT HE WAS DECEIVED BY NATIXIS IN CONNECTION WITH THE SALE OF RECEIVABLES. PURSUANT TO ARTICLES 313-1 AND 321-1 OF THE FRENCH PENAL CODE, THIS OFFENCE CONSTITUTES A FELONY AND IS PUNISHABLE OF FIVE YEARS OF IMPRISONMENT AND A FINE OF 375,000 EUROS. THE MAXIMUM AMOUNT OF A FINE APPLICABLE TO LEGAL PERSONS IS FIVE TIMES THE ONE APPLICABLE TO NATURAL PERSONS. IN ACCORDANCE WITH FRENCH CRIMINAL PROCEDURE, NATIXIS HAS NOT BEEN FORMALLY NOTIFIED OF THE ALLEGATIONS CONTAINED IN THIS COMPLAINT AND IS THEREFORE NOT A PARTY TO THE ACTION AT THIS STAGE. IN ADDITION, NATIXIS HAS AT THIS STAGE NEITHER BEEN SUMMONED BY THE INVESTIGATIVE JUDGE NOR CHARGED WITH ANY OFFENSE.

## Regulatory Disclosures

**Matter Name**    AMF INVESTIGATION - MARKET SURVEYS

**Matter Details** IN JANUARY 2010, THE AMF INITIATED A DISCIPLINARY ACTION AGAINST NATIXIS AND CERTAIN OTHER MARKET PARTICIPANTS IN RELATION TO A FAILURE TO COMPLY WITH PROCEDURES GOVERNING MARKET SURVEYS WHILE ACTING AS BOOK RUNNERS IN CONNECTION WITH A BOND ISSUANCE IN NOVEMBER 2008. ON MARCH 17, 2011, THE ENFORCEMENT COMMISSION OF THE AMF ISSUED A REPRIMAND AGAINST NATIXIS AND ORDERED IT TO PAY A FINE OF €500,000. NATIXIS HAS LODGED AN APPEAL AGAINST THIS DECISION BEFORE THE FRENCH SUPREME ADMINISTRATIVE COURT (CONSEIL D'ETAT), WHICH IS PENDING.

**Matter Name**    AMF INVESTIGATION – NATIXIS SECURITIES

**Matter Details** IN APRIL 2010, THE AMF INITIATED A DISCIPLINARY ACTION AGAINST TWO OFFICERS AND ONE EMPLOYEE OF NATIXIS SECURITIES (A SUBSIDIARY OF NATIXIS SUBSEQUENTLY MERGED INTO NATIXIS) AND AGAINST NATIXIS SECURITIES, IN RELATION TO TRADING ACTIVITIES CONDUCTED BETWEEN APRIL AND JULY 2008, THAT WERE FOUND TO INVOLVE (A) THE USE OF PRIVILEGED INFORMATION RELATING TO A

**OMB Number**   3038-0072
**NFA ID**       0309904   NATIXIS
**Submitted By**   LUGOL2                LISSETTE LUGO

CLIENT ORDER PENDING EXECUTION; (B) FAILURES TO COMPLY WITH CONDUCT OF BUSINESS RULES; (C) A FAILURE TO REPORT SUSPICIOUS TRANSACTIONS TO THE AMF; AND (D) DEFICIENCIES IN THE COMPLIANCE FUNCTION AND IN PARTICULAR IN THE INTERNAL CONTROL SYSTEMS DESIGNED TO PREVENT MARKET ABUSE. ON JULY 4, 2011, THE ENFORCEMENT COMMISSION OF THE AMF ORDERED NATIXIS SECURITIES TO PAY A FINE OF €250,000.

**Matter Name**    AMF INVESTIGATION – XEOD

**Matter Details**  IN JULY, 2003, THE AMF INITIATED A DISCIPLINARY ACTION AGAINST NATEXIS BANQUES POPULAIRES (SUBSEQUENTLY RENAMED NATIXIS) AND TWO OF ITS SUBSIDIARIES INCLUDING NATEXIS BLEICHROEDER (SUBSEQUENTLY MERGED INTO IXIS CORPORATE & INVESTMENT BANK, ITSELF SUBSEQUENTLY MERGED INTO NATIXIS) AND XEOD SERVICE (SUBSEQUENTLY MERGED INTO NATEXIS BLEICHROEDER) IN RELATION TO TRADING ACTIVITIES CONDUCTED IN 2001 AND PRIOR PERIODS THAT WERE FOUND TO INVOLVE (A) FAILURES TO COMPLY WITH CERTAIN CLIENT MANAGEMENT PROCEDURES; (B) FAILURES TO COMPLY WITH CERTAIN MARGIN CALL REQUIREMENTS; (C) FAILURES TO COMPLY WITH CERTAIN CUSTODY AND ASSET SEGREGATION RULES; AND (D) INTERNAL CONTROL DEFICIENCIES. ON JUNE 4, 2004, THE ENFORCEMENT COMMISSION OF THE AMF (I) ISSUED A REPRIMAND AGAINST NATEXIS BANQUES POPULAIRES AND ORDERED IT TO PAY A FINE OF €300,000; (II) ISSUED A REPRIMAND AGAINST NATEXIS BLEICHROEDER AND ORDERED IT TO PAY A FINE OF €300,000, AND (III) ORDERED NATEXIS BANQUES POPULAIRES (AS SUCCESSOR TO XEOD SERVICE) TO PAY A FINE OF €500,000.

**Matter Name**    AMF INVESTIGATION -  INFOGRAMES

**Matter Details**  IN JANUARY 2006, THE AMF INITIATED A DISCIPLINARY PROCEDURE AGAINST NATEXIS BLEICHROEDER, A SUBSIDIARY OF NATIXIS (SUBSEQUENTLY PARTIALLY SPUN-OFF IN NATIXIS SECURITIES, ITSELF SUBSEQUENTLY MERGED INTO NATIXIS) IN RELATION TO TRADING ACTIVITIES

**OMB Number**    3038-0072
**NFA ID**    0309904   NATIXIS
**Submitted By**    LUGOL2                    LISSETTE LUGO

CONDUCTED IN 2003 AND 2004 THAT WERE FOUND TO INVOLVE IMPROPER TRANSACTION BOOKINGS. ON JANUARY 16, 2008, THE ENFORCEMENT COMMISSION OF THE AMF ORDERED NATIXIS SECURITIES (AS SUCCESSOR TO NATIXIS BLEICHROEDER) TO PAY A FINE OF €30,000.

## Financial Disclosures

**Matter Name**    IRVING H. PICARD, TRUSTEE V. NATIXIS, ET AL., ADV. PRO. NO. 10-05353 (BRL).

**Matter Details**    NATIXIS CARRIED OUT OPERATIONS FOR ITS CLIENTS IN SEVERAL FUNDS WHICH INVESTED MONEY WITH BERNARD L. MADOFF INVESTMENT SECURITIES LLC ("BLMIS"). ON DECEMBER 8, 2010, IRVING H. PICARD AS TRUSTEE (THE "TRUSTEE") FOR THE LIQUIDATION OF BLMIS IN THE U.S. BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FILED A COMPLAINT SEEKING TO RECOVER USD400,000,000 IN SUBSEQUENT TRANSFERS ALLEGEDLY MADE TO NATIXIS, NATIXIS FINANCIAL PRODUCTS LLC AS THE SUCCESSOR TO NATIXIS FINANCIAL PRODUCTS INC., AND BLOOM ASSET HOLDINGS FUND BY CERTAIN "MADOFF FEEDER FUNDS", INCLUDING THE FAIRFIELD SENTRY, ALPHA PRIME, HARLEY AND GROUPEMENT FINANCIER FUNDS.  A MOTION TO DISMISS BY NATIXIS IS PENDING. THE ACTION HAS BEEN WITHDRAWN IN PART TO THE DISTRICT COURT AND DETERMINATION OF SEVERAL ISSUES IS PENDING DECISION BY THE DISTRICT COURT.

**Matter Name**    NO. 11-01464 (BRL)-FAIRFIELD SENTRY LTD., ET AL. V. NATIXIS F/K/A IXIS CORPORATE AND INVESTMENT BANK

**Matter Details**    THIS IS AN ACTION COMMENCED AGAINST NATIXIS AND UNNAMED BENEFICIAL OWNERS OF ACCOUNTS HELD IN THE NAME OF NATIXIS ON NOVEMBER 2, 2011 IN THE U.S. BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK. PLAINTIFFS FAIRFIELD SENTRY LIMITED, FAIRFIELD SIGMA LIMITED, AND FAIRFIELD LAMBDA LIMITED, THROUGH THEIR FOREIGN REPRESENTATIVE/LIQUIDATOR, ALLEGE THAT NATIXIS REDEEMED SHARES OF PLAINTIFFS' FUNDS PRIOR TO THE EXPOSURE OF THE MADOFF FRAUD. PLAINTIFFS,

**OMB Number**    3038-0072
**NFA ID**        0309904   NATIXIS
**Submitted By**  LUGOL2              LISSETTE LUGO

FORMER MADOFF "FEEDER FUNDS", HAVE COMMENCED OVER 200 LAWSUITS SUCH AS THIS ONE AGAINST FORMER INVESTORS IN THE FUNDS TO RECOVER CERTAIN REDEMPTIONS MADE BY THEIR FORMER SHAREHOLDERS (THE "REDEEMER ACTIONS"). ALL SUCH COMPLAINTS SEEK RECOVERY OF THE REDEEMED AMOUNTS ON THE BASIS OF COMMON LAW CLAIMS AND CLAIMS UNDER THE BVI INSOLVENCY ACT. ANY RECOVERY WOULD ACCRUE TO THE BENEFIT OF THE PLAINTIFFS' BANKRUPTCY ESTATES. AT PRESENT, ALL OF THE REDEEMER ACTIONS ARE STAYED. IN THIS ACTION, PLAINTIFFS SEEK RECOVERY OF REDEMPTIONS AMOUNTING TO USD179,009,455.68 PLUS INTEREST.

**Matter Name**     FAIRFIELD SENTRY LTD., ET AL. V. NATEXIS BANQUES POPULAIRES, ET AL., ADV. PRO. NO. 10-04094 (BRL).

**Matter Details**  THIS IS AN ACTION COMMENCED AGAINST NATEXIS BANQUES POPULAIRES ("NBP", LATER RENAMED NATIXIS) AND UNNAMED BENEFICIAL OWNERS OF ACCOUNTS HELD IN THE NAME OF NBP ON JULY 16, 2012 IN THE U.S. BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK. PLAINTIFFS FAIRFIELD SENTRY LIMITED, FAIRFIELD SIGMA LIMITED, AND FAIRFIELD LAMBDA LIMITED, THROUGH THEIR FOREIGN REPRESENTATIVE/LIQUIDATOR, ALLEGE THAT NBP REDEEMED SHARES OF PLAINTIFFS' FUNDS PRIOR TO THE EXPOSURE OF THE MADOFF FRAUD. PLAINTIFFS, FORMER MADOFF "FEEDER FUNDS", HAVE COMMENCED OVER 200 LAWSUITS SUCH AS THIS ONE AGAINST FORMER INVESTORS IN THE FUNDS TO RECOVER CERTAIN REDEMPTIONS MADE BY THEIR FORMER SHAREHOLDERS (THE "REDEEMER ACTIONS"). ALL SUCH COMPLAINTS SEEK RECOVERY OF THE REDEEMED AMOUNTS ON THE BASIS OF COMMON LAW CLAIMS AND CLAIMS UNDER THE BVI INSOLVENCY ACT. ANY RECOVERY WOULD ACCRUE TO THE BENEFIT OF THE PLAINTIFFS' BANKRUPTCY ESTATES. AT PRESENT, ALL OF THE REDEEMER ACTIONS ARE STAYED. IN THIS ACTION, PLAINTIFFS SEEK RECOVERY OF REDEMPTIONS AMOUNTING TO USD3,450,958.97 PLUS INTEREST.

**Matter Name**     FAIRFIELD SIGMA LTD., ET AL. V. FS/NBP TITRES, ET AL., ADV.

**OMB Number**   3038-0072

**NFA ID**   0309904   NATIXIS

**Submitted By**   LUGOL2                    LISSETTE LUGO

---

PRO. NO. 11-01619 (BRL).

**Matter Details**   THIS IS AN ACTION COMMENCED AGAINST FS/NBP TITRES ("EUROTITRES"), WHICH IS THE EUROTITRES DEPARTMENT OF NATIXIS SA, AND UNNAMED BENEFICIAL OWNERS OF EUROTITRES ON OCTOBER 5, 2012 IN THE U.S. BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK. PLAINTIFFS FAIRFIELD SENTRY LIMITED, FAIRFIELD SIGMA LIMITED, AND FAIRFIELD LAMBDA LIMITED, THROUGH THEIR FOREIGN REPRESENTATIVE/LIQUIDATOR, ALLEGE THAT FS/NBP REDEEMED SHARES OF PLAINTIFFS' FUNDS PRIOR TO THE EXPOSURE OF THE MADOFF FRAUD. PLAINTIFFS, FORMER MADOFF "FEEDER FUNDS", HAVE COMMENCED OVER 200 LAWSUITS SUCH AS THIS ONE AGAINST FORMER INVESTORS IN THE FUNDS TO RECOVER CERTAIN REDEMPTIONS MADE BY THEIR FORMER SHAREHOLDERS (THE "REDEEMER ACTIONS"). ALL SUCH COMPLAINTS SEEK RECOVERY OF THE REDEEMED AMOUNTS ON THE BASIS OF COMMON LAW CLAIMS AND CLAIMS UNDER THE BVI INSOLVENCY ACT. ANY RECOVERY WOULD ACCRUE TO THE BENEFIT OF THE PLAINTIFFS' BANKRUPTCY ESTATES. AT PRESENT, ALL OF THE REDEEMER ACTIONS ARE STAYED. IN THIS ACTION, PLAINTIFFS SEEK RECOVERY OF REDEMPTIONS AMOUNTING TO USD4,827,728.99 PLUS INTEREST.

Submission Date

July 18th 2013

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0309904    NATIXIS

**FIRM CRIMINAL MATTER INFORMATION FILED**

| | |
|---|---|
| **MATTER NAME:** | RESOLVED AS OF1/14/13-REGION OF TUSCANY |
| **MATTER DETAIL:** | THIS MATTER, "REGION OF TUSCANY", WAS INITIALLY REPORTED ON 12/10/12....THE PUBLIC PROSECUTOR HAS REQUESTED THE DISMISSAL OF THE CRIMINAL PROCEEDINGS AGAINST NATIXIS ON DECEMBER 28, 2012, TOGETHER WITH THE RESTITUTION OF THE AMOUNT OF €2.2 MILLION THAT HAD BEEN ATTACHED ON DECEMBER 21, 2010. ON JANUARY 14, 2013, THE JUDGE FOR PRELIMINARY INVESTIGATIONS ACCEPTED THE REQUEST FROM THE PUBLIC PROSECUTOR AND DISMISSED THE CASE. |
| **FILED BY:** | LUGOL2 |
| **FILED ON:** | 7/18/2013 1:44:06 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Submission Date

# July 18th 2013

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID  0309904    NATIXIS

**FIRM FINANCIAL MATTER INFORMATION FILED**

**MATTER NAME:**    UPDATE AS OF 4/15/12-IRVING H. PICARD, TRUSTEE V. NATIXIS, ET AL., ADV. PRO. NO. 10-05353 (BRL)

**MATTER DETAIL:**    THIS MATTER, "IRVING H. PICARD, TRUSTEE V. NATIXIS, ET AL., ADV. PRO. NO. 10-05353 (BRL)" WAS INITIALLY REPORTED ON 12/10/12...THE ACTION HAS BEEN WITHDRAWN IN PART TO THE DISTRICT COURT AND DETERMINATION OF SEVERAL ISSUES IS SUBJECT TO DECISION BY THE DISTRICT COURT. ON APRIL 15, 2013, THE DISTRICT COURT HAS RULED ON SOME OF THE ISSUES IN PARTICULAR IN RELATION TO THE APPLICATION OF THE SECTION 546 (E) OF THE U.S. BANKRUPTCY CODE. THE DETERMINATION OF THE REMAINING ISSUES IS STILL PENDING DECISION BY THE DISTRICT COURT.

**FILED BY:**    LUGOL2

**FILED ON:**    7/18/2013 1:55:16 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Submission Date

July 18th 2013

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

### NFA ID   0309904     NATIXIS

**FIRM REGULATORY DISCLOSURE QUESTION I CHANGED**

**QUESTION:** **Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

**ANSWER:** YES

**FILED BY:** LUGOL2

**FILED ON:** 7/18/2013 1:59:36 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Submission Date

July 18th 2013

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

### NFA ID  0309904     NATIXIS

**FIRM REGULATORY MATTER INFORMATION FILED**

| | |
|---|---|
| **MATTER NAME:** | UPDATE AS OF 6/12/13-AMF INVESTIGATION - MARKET SURVEYS |
| **MATTER DETAIL:** | THIS MATTER, "AMF INVESTIGATION - MARKET SURVEYS", WAS INITIALLY REPORTED ON 12/10/12...ON JUNE 12, 2013, THE FRENCH SUPREME ADMINISTRATIVE COURT REJECTED THE APPEAL LODGED BY NATIXIS. |
| **FILED BY:** | LUGOL2 |
| **FILED ON:** | 7/18/2013 1:49:06 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Submission Date

July 18th 2013

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

### NFA ID  0309904    NATIXIS

**FIRM REGULATORY MATTER INFORMATION FILED**

**MATTER NAME:** 2012 INITIATION OF DISCIPLINARY PROCEEDINGS BY THE FRANKFURT STOCK EXCHANGE

**MATTER DETAIL:** ON NOVEMBER 6, 2012, THE DISCIPLINARY COMMITTEE OF THE FRANKFURT STOCK EXCHANGE ("FSE") INITIATED DISCIPLINARY PROCEEDINGS AGAINST NATIXIS IN RELATION TO TRADING ACTIVITIES CONDUCTED BY FOUR OF ITS TRADERS ON MARCH 16, 2012 THAT MAY INVOLVE FAILURES TO COMPLY WITH FSE REGULATIONS RELATING TO THE RULE OF MARKET INTEGRITY (SECTION 117 OF THE FSE REGULATIONS) AND TO THE PROHIBITION TO MISUSE THE ELECTRONIC DATA PROCESSING SYSTEM OF THE FSE (SECTION 43 OF THE FSE REGULATIONS). THE VIOLATION OF THESE SECTIONS OF THE FSE REGULATIONS IS PUNISHABLE BY A FINE OF UP TO 250,000 EUROS AND/OR A TEMPORARY EXCLUSION FROM THE FSE OF UP TO THIRTY DAYS AT THIS STAGE, NATIXIS HAS NOT BEEN SANCTIONED BY THE DISCIPLINARY COMMITTEE OF THE FSE.

**FILED BY:** LUGOL2

**FILED ON:** 7/18/2013 1:50:20 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Submission Date

# July 18th 2013

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID  0309904    NATIXIS

**FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO**

| | |
|---|---|
| **SDDI PROCESS:** | FIRMWEB |
| **SDDI SECTION:** | REGULATORY DISCLOSURES |
| **SUPPLEMENTAL DOCUMENTATION:** | NO |
| **FILED BY:** | LUGOL2 |
| **FILED ON:** | 7/18/2013 1:59:36 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Submission Date

# March 27th 2017

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

### NFA ID  0309904    NATIXIS

**FIRM CRIMINAL MATTER INFORMATION FILED**

**MATTER NAME:**    UPDATE TO PREVIOUSLY FILED MATTER-CRIMINAL COMPLAINT COORDINATED BY ADAM

**MATTER DETAIL:**  THIS UPDATE IS BEING FILED IN RELATION TO PREVIOUSLY FILED MATTER "CRIMINAL COMPLAINT COORDINATED BY ADAM" IN FEBRUARY 2017, NATIXIS WAS PLACED UNDER FORMAL INVESTIGATION IN THE CONTEXT OF A MAGISTRATE LED INVESTIGATION PROCESS OPENED IN 2010, RELATING TO TWO ANNOUNCEMENTS RELEASED IN THE SECOND HALF OF 2007, AT THE START OF THE SUBPRIME CRISIS. FOLLOWING THE JUDICIAL EXAMINATION, THE MAGISTRATE MAY EITHER DISMISS THE CASE OR REQUEST INDICTMENT.

**FILED BY:**       LUGOL2

**FILED ON:**       3/27/2017 10:23:02 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Submission Date

# March 27th 2017

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

### NFA ID  0309904    NATIXIS

**FIRM REGULATORY MATTER INFORMATION FILED**

**MATTER NAME:**  SETTLEMENT AGREEMENT WITH THE AMF – NATIXIS SA (EURO TITRES DEPARTMENT)

**MATTER DETAIL:**  IN FEBRUARY 2015, THE AMF AUDITED NATIXIS' EURO TITRES DEPARTMENT'S COMPLIANCE WITH RESPECT TO ITS PROFESSIONAL OBLIGATIONS RELATING TO CUSTODY ACCOUNT-KEEPING SERVICES FOR THIRD PARTIES. ON JULY 6, 2016, NATIXIS CONCLUDED A SETTLEMENT AGREEMENT ("ACCORD DE COMPOSITION ADMINISTRATIVE") WITH THE AMF INCLUDING (I) THE PAYMENT BY NATIXIS TO THE STATE TREASURY ("TRÉSOR PUBLIC") OF A SUM OF 250,000 EUROS AND (II) THE UNDERTAKINGS BY NATIXIS WITH RESPECT TO ITS SUB CUSTODIANS TO MAINTAIN INTERNAL CONTROLS AND MONITORING SYSTEMS AND TO CONDUCT PERIOD CONTROLS. THIS SETTLEMENT AGREEMENT WAS VALIDATED BY THE ENFORCEMENT COMMISSION OF THE AMF AND PUBLISHED ON SEPTEMBER 19, 2016.

**FILED BY:**  LUGOL2

**FILED ON:**  3/27/2017 10:20:09 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Submission Date

# July 26th 2019

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0309904    NATIXIS

**FIRM CRIMINAL MATTER INFORMATION FILED**

**MATTER NAME:** UPDATE TO PREVIOUSLY FILED MATTER-CRIMINAL COMPLAINT COORDINATED BY ADAM

**MATTER DETAIL:** THIS UPDATE IS BEING FILED IN RELATION TO PREVIOUSLY FILED MATTER "CRIMINAL COMPLAINT COORDINATED BY ADAM" IN FEBRUARY 2017. IN MARCH 2009, THE PARIS PROSECUTOR LAUNCHED A PRELIMINARY INVESTIGATION INTO A CRIMINAL COMPLAINT FILED BY NATIXIS MINORITY SHAREHOLDERS AND COORDINATED BY THE ASSOCIATION TO DEFEND MINORITY SHAREHOLDERS RIGHTS (ASSOCIATION DE DÉFENSE DES ACTIONNAIRES MINORITAIRES - ADAM). IN FEBRUARY 2017, NATIXIS WAS PLACED UNDER FORMAL INVESTIGATION IN THE CONTEXT OF A MAGISTRATE LED INVESTIGATION PROCESS OPENED IN 2010, RELATING TO TWO ANNOUNCEMENTS RELEASED IN THE SECOND HALF OF 2007, AT THE START OF THE SUBPRIME CRISIS. FOLLOWING THE JUDICIAL EXAMINATION, THE MAGISTRATE MAY EITHER DISMISS THE CASE OR REQUEST INDICTMENT. IN JUNE 2019, NATIXIS WAS INDICTED IN CONNECTION WITH ONE OF THE TWO ANNOUNCEMENTS. THE INVESTIGATING MAGISTRATE FOUND THAT THERE WAS SUFFICIENT EVIDENCE THAT THIS ANNOUNCEMENT CONTAINED FALSE OR MISLEADING INFORMATION RELATED TO NATIXIS' EXPOSURE TO SUBPRIME RISK. ATTACHMENT(S) : DECREE OF PARTIAL DISMISSAL AND PARTIAL REFERRAL TO TRIAL BEFORE THE CRIMINAL COURT (ORDONNANCE DE NON-LIEU PARTIEL ET DE RENVOI DEVANT LE TRIBUNAL CORRECTIONNEL)

**FILED BY:** IMOTOS1

**FILED ON:** 7/26/2019 10:10:43 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant

or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Submission Date

# July 28th 2021

# Firm Criminal Disclosure Matter Page

## NATIONAL FUTURES ASSOCIATION

Filed on July 28, 2021
NFA ID 0309904 NATIXIS
Submitted by SHIMA IMOTO (IMOTOS1)

The question(s) you are disclosing the criminal action under:

☑ **A.**

**Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?**

## Criminal Case Information

### Formal Charge(s) Information

| | |
|---|---|
| Filing Location | **NON-U.S. COURT** |
| Date Filed | **June 2019** |

### Court Information

| | |
|---|---|
| Name of Court | **JUDICIAL COURT, 32ND CRIMINAL CHAMBER (TRIBUNAL JUDICIAIRE, 32E CHAMBRE CORRECTIONNELLE)** |
| City or County | **PARIS** |
| State | **Not provided** |
| Country | **FRANCE** |

### Case Information

| | |
|---|---|
| Case Number | **10151096014** |
| Case Status | **ON APPEAL** |

## Charge Details

| | |
|---|---|
| Formal Charge Description | **DISSEMINATION OF FALSE OR MISLEADING INFORMATION** |
| Classification | **FELONY** |
| Plea Entered | **NO PLEA ENTERED** |
| Disposition | **CONVICTED/FOUND GUILTY** |

## Comments

**In March 2009, the Paris prosecutor launched a preliminary investigation into a criminal complaint filed by Natixis minority shareholders and coordinated by the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM).**

**In February 2017, Natixis was placed under formal investigation in the context of a magistrate led investigation process opened in 2010, relating to two announcements released in the second half of 2007, at**

the start of the subprime crisis. Following the judicial examination, the magistrate may either dismiss the case or request indictment.

In June 2019, Natixis was indicted in connection with one of the two announcements. The investigating magistrate found that there was sufficient evidence that this announcement contained false or misleading information related to Natixis' exposure to subprime risk.

Pursuant to judgement on June 24, 2021, Natixis was found guilty of communication of misleading information and handed down a fine in the amount of EUR 7.5 million. In addition, on the civil side, Natixis was ordered to pay damages to the plaintiffs in the amount of approximatively EUR 2 million.

Natixis has decided to appeal this judgment. Pursuant to the appeal, the case will be entirely reexamined by a new judge, on matters of both fact and law.
We wish to specify that the case relates exclusively to a single section of a press release of November 2007, and that it does not involve any other communication made by Natixis.


## Supporting Documentation

| | |
|---|---|
| Description | **APPEAL - ENGLISH TRANSLATION** |
| File Name | **Appeal  English Translation.pdf** |

| | |
|---|---|
| Description | **CITATION DEVANT LE TRIBUNAL CORRECTIONNEL** |
| File Name | **Citation devant le Tribunal Correctionnel.pdf** |

| | |
|---|---|
| Description | **ORDER OF REFERRAL TO THE INVESTIGATING JUDGE** |
| File Name | **Order of referral to the investigating judge.pdf** |

Submission Date

# July 28th 2021

Filed on July 28, 2021
NFA ID 0309904 NATIXIS
Submitted by SHIMA IMOTO (IMOTOS1)

The question(s) you are disclosing the criminal action under:

☑ **A.**

**Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?**

☑ **C.**

**Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

## Criminal Case Information

**Formal Charge(s) Information**

| | |
|---|---|
| Filing Location | **NON-U.S. COURT** |
| Date Filed | **June 2019** |

**Court Information**

| | |
|---|---|
| Name of Court | **JUDICIAL COURT, 32ND CRIMINAL CHAMBER (TRIBUNAL JUDICIAIRE, 32E CHAMBRE CORRECTIONNELLE)** |
| City or County | **PARIS** |
| State | **Not provided** |
| Country | **FRANCE** |

**Case Information**

| | |
|---|---|
| Case Number | **10151096014** |
| Case Status | **ON APPEAL** |

## Charge Details

| | |
|---|---|
| Formal Charge Description | **DISSEMINATION OF FALSE OR MISLEADING INFORMATION** |
| Classification | **FELONY** |
| Plea Entered | **NO PLEA ENTERED** |
| Disposition | **CONVICTED/FOUND GUILTY** |

## Comments

In March 2009, the Paris prosecutor launched a preliminary investigation into a criminal complaint filed by Natixis minority shareholders and coordinated by the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM).

In February 2017, Natixis was placed under formal investigation in the context of a magistrate led investigation process opened in 2010, relating to two announcements released in the second half of 2007, at the start of the subprime crisis. Following the judicial examination, the magistrate may either dismiss the case or request indictment.

In June 2019, Natixis was indicted in connection with one of the two announcements. The investigating magistrate found that there was sufficient evidence that this announcement contained false or misleading information related to Natixis' exposure to subprime risk.

Pursuant to judgement on June 24, 2021, Natixis was found guilty of communication of misleading information and handed down a fine in the amount of EUR 7.5 million. In addition, on the civil side, Natixis was ordered to pay damages to the plaintiffs in the amount of approximatively EUR 2 million.

Natixis has decided to appeal this judgment. Pursuant to the appeal, the case will be entirely reexamined by a new judge, on matters of both fact and law.
We wish to specify that the case relates exclusively to a single section of a press release of November 2007, and that it does not involve any other communication made by Natixis.


## Supporting Documentation

| Description | APPEAL - ENGLISH TRANSLATION |
| --- | --- |
| File Name | Appeal  English Translation.pdf |

| Description | CITATION DEVANT LE TRIBUNAL CORRECTIONNEL |
| --- | --- |
| File Name | Citation devant le Tribunal Correctionnel.pdf |

| Description | ORDER OF REFERRAL TO THE INVESTIGATING JUDGE |
| --- | --- |
| File Name | Order of referral to the investigating judge.pdf |

Submission Date

# August 9th 2021

# Firm Criminal Disclosure Matter Page

**NATIONAL FUTURES ASSOCIATION**

Filed on August 09, 2021
NFA ID 0309904 NATIXIS
Submitted by SHIMA IMOTO (IMOTOS1)

The question(s) you are disclosing the criminal action under:

☑ **A.**

**Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?**

☑ **C.**

**Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

## Criminal Case Information

**Formal Charge(s) Information**

| | |
|---|---|
| Filing Location | **NON-U.S. COURT** |
| Date Filed | **June 2019** |

**Court Information**

| | |
|---|---|
| Name of Court | **JUDICIAL COURT, 32ND CRIMINAL CHAMBER (TRIBUNAL JUDICIAIRE, 32E CHAMBRE CORRECTIONNELLE)** |
| City or County | **PARIS** |
| State | **Not provided** |
| Country | **FRANCE** |

**Case Information**

| | |
|---|---|
| Case Number | **10151096014** |
| Case Status | **ON APPEAL** |

## Charge Details

| | |
|---|---|
| Formal Charge Description | **DISSEMINATION OF FALSE OR MISLEADING INFORMATION** |
| Classification | **FELONY** |
| Plea Entered | **NO PLEA ENTERED** |
| Disposition | **CONVICTED/FOUND GUILTY** |

## Comments

In March 2009, the Paris prosecutor launched a preliminary investigation into a criminal complaint filed by Natixis minority shareholders and coordinated by the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM).

In February 2017, Natixis was placed under formal investigation in the context of a magistrate led investigation process opened in 2010, relating to two announcements released in the second half of 2007, at the start of the subprime crisis. Following the judicial examination, the magistrate may either dismiss the case or request indictment.

In June 2019, Natixis was indicted in connection with one of the two announcements. The investigating magistrate found that there was sufficient evidence that this announcement contained false or misleading information related to Natixis' exposure to subprime risk.

Pursuant to judgement on June 24, 2021, Natixis was found guilty of communication of misleading information and handed down a fine in the amount of EUR 7.5 million. In addition, on the civil side, Natixis was ordered to pay damages to the plaintiffs in the amount of approximatively EUR 2 million.

Natixis has decided to appeal this judgment. Pursuant to the appeal, the case will be entirely reexamined by a new judge, on matters of both fact and law.
We wish to specify that the case relates exclusively to a single section of a press release of November 2007, and that it does not involve any other communication made by Natixis.

## Supporting Documentation

| | |
|---|---|
| Description | **APPEAL - ENGLISH TRANSLATION** |
| File Name | **Appeal  English Translation.pdf** |

| | |
|---|---|
| Description | **APPEAL - ORIGINAL** |
| File Name | **Appeal  Original.pdf** |

| | |
|---|---|
| Description | **CITATION DEVANT LE TRIBUNAL CORRECTIONNEL** |
| File Name | **Citation devant le Tribunal Correctionnel.pdf** |

| | |
|---|---|
| Description | **ORDER OF REFERRAL TO THE INVESTIGATING JUDGE** |
| File Name | **Order of referral to the investigating judge.pdf** |

Submission Date

# August 9th 2021

# Firm Criminal Disclosure Matter Page

**NATIONAL FUTURES ASSOCIATION**

Filed on August 09, 2021
NFA ID 0309904 NATIXIS
Submitted by SHIMA IMOTO (IMOTOS1)

The question(s) you are disclosing the criminal action under:

☑ **A.**

**Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?**

☑ **C.**

**Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

## Criminal Case Information

**Formal Charge(s) Information**

| | |
|---|---|
| Filing Location | **NON-U.S. COURT** |
| Date Filed | **June 2019** |

**Court Information**

| | |
|---|---|
| Name of Court | **JUDICIAL COURT, 32ND CRIMINAL CHAMBER (TRIBUNAL JUDICIAIRE, 32E CHAMBRE CORRECTIONNELLE)** |
| City or County | **PARIS** |
| State | **Not provided** |
| Country | **FRANCE** |

**Case Information**

| | |
|---|---|
| Case Number | **10151096014** |
| Case Status | **ON APPEAL** |

## Charge Details

| | |
|---|---|
| Formal Charge Description | **DISSEMINATION OF FALSE OR MISLEADING INFORMATION** |
| Classification | **FELONY** |
| Plea Entered | **NO PLEA ENTERED** |
| Disposition | **CONVICTED/FOUND GUILTY** |

## Comments

In March 2009, the Paris prosecutor launched a preliminary investigation into a criminal complaint filed by Natixis minority shareholders and coordinated by the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM).

In February 2017, Natixis was placed under formal investigation in the context of a magistrate led investigation process opened in 2010, relating to two announcements released in the second half of 2007, at the start of the subprime crisis. Following the judicial examination, the magistrate may either dismiss the case or request indictment.

In June 2019, Natixis was indicted in connection with one of the two announcements. The investigating magistrate found that there was sufficient evidence that this announcement contained false or misleading information related to Natixis' exposure to subprime risk.

Pursuant to judgement on June 24, 2021, Natixis was found guilty of communication of misleading information and handed down a fine in the amount of EUR 7.5 million. In addition, on the civil side, Natixis was ordered to pay damages to the plaintiffs in the amount of approximatively EUR 2 million.

Natixis has decided to appeal this judgment. Pursuant to the appeal, the case will be entirely reexamined by a new judge, on matters of both fact and law.
We wish to specify that the case relates exclusively to a single section of a press release of November 2007, and that it does not involve any other communication made by Natixis.


## Supporting Documentation

| Description | APPEAL - ENGLISH TRANSLATION |
|---|---|
| File Name | Appeal  English Translation.pdf |

| Description | APPEAL - ORIGINAL |
|---|---|
| File Name | Appeal  Original.pdf |

| Description | CITATION DEVANT LE TRIBUNAL CORRECTIONNEL |
|---|---|
| File Name | Citation devant le Tribunal Correctionnel.pdf |

| Description | JUDGMENT - ORIGINAL |
|---|---|
| File Name | 2021 06 24  Jugement Natixis.pdf |

| Description | ORDER OF REFERRAL TO THE INVESTIGATING JUDGE |
|---|---|
| File Name | Order of referral to the investigating judge.pdf |

Submission Date

# August 9th 2021

**Disciplinary Information (Firm)**
**COMMODITY FUTURES TRADING COMMISSION**
**NATIONAL FUTURES ASSOCIATION**

Filed on August 09, 2021

NFA ID 0309904 NATIXIS
Submitted by SHIMA IMOTO (IMOTOS1)

## Instructions

**READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.**

**THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).**

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

**DEFINED TERMS**

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

**GENERAL**

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

**Rely Only on Advice from NFA Staff**

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

**Update the Information on the Application**

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

**Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient**

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any

question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

**Call NFA with Questions**

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

## DISCIPLINARY INFORMATION SECTION

**Criminal Disclosures**

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

**Regulatory Disclosures**

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

**Financial Disclosures**

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

## ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

## Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

**10% OR MORE INTEREST:** direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

**ADJUDICATION:** in a criminal case, a determination by the court that the defendant is guilty or not guilty.

**ADVERSARY ACTION:** a lawsuit arising in or related to a bankruptcy case commenced by a bankruptcy trustee by filing a complaint with a bankruptcy court or a district court.

**ALIAS:** another name utilized by an individual or previously used by an entity.

**CHARGE:** a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

**DBA:** abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

**DESIGNATED SUPERVISOR:** solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

**ENJOINED:** subject to an injunction.

**ENTITY:** any person other than an individual.

**ENTITY FLOOR TRADER:** an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

**FELONY:** any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

**FINANCIAL SERVICES INDUSTRY:** the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

**FLOOR TRADER ORDER ENTERER:** an individual responsible for entry of orders from an Entity Floor Trader's own account.

**FOUND:** subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions

of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

**INDIRECT OWNER:** an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an <u>entity's</u> net profits; or

- has the power to exercise a controlling influence over an <u>entity's</u> activities that are subject to regulation by the Commission.

**INTERNAL REVENUE CODE:**

| | |
|---|---|
| Section 7203: | Willful Failure to File Return, Supply Information or Pay Tax |
| Section 7204: | Fraudulent Statement or Failure to Make Statement |
| Section 7205: | Fraudulent Withholding Exemption Certificate or Failure to Supply Information |
| Section 7207: | Fraudulent Returns, Statements or Other Documents |

**INVESTMENT RELATED STATUTES:**

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

**MISDEMEANOR:** any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

**NON-U.S. NATURAL PERSON:** an individual who has not resided in the U.S. since reaching the age of 18 years.

**OTHER NAME:** For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal entity that the firm has an affiliation or association with (see DBA). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

**OUTSIDE DIRECTOR:** an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;
  - funds, securities or property for participation in a commodity pool;
  - a client's or prospective client's discretionary account;
  - leverage customers' orders for leverage transactions;
  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

  - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
  - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

**PERSON:** an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

**PRINCIPAL** - means, with respect to an applicant, a registrant, or a person required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person

in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:


- an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
- an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
- such office of an unaffiliated, licensed foreign bank; or
- an insurance company subject to regulation by any State,
provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.


For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

**SELF-REGULATORY ORGANIZATION (SRO):** a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

**UNITED STATES CRIMINAL CODE:**

| Section 152: | Concealment of assets, making false claims or bribery in connection with a bankruptcy |
| Section 1341, 1342 or 1343: | Mail fraud |
| Chapter 25: | Counterfeiting and forgery |
| Chapter 47: | Fraud or false statements in a matter within the jurisdiction of a United States department or agency |
| Chapter 95 or 96: | Racketeering and Racketeering Influence |

## Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

**THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:**

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

**THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.**

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

**Yes**

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

**No**

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

**Yes**

Will you be filing a Criminal DMP with respect to a new matter?  **No**

## Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

**No**

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

**Yes**

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

**No**

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

**No**

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?
**No**

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?
**Yes**

Will you be filing a Regulatory DMP with respect to a new matter?**No**

## Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).


Question J


Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

**Yes**

Will you be filing a Financial DMP with respect to a new matter?**No**

## Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Submission Date

# September 13th 2021

# Firm Criminal Disclosure Matter Page

**NATIONAL FUTURES ASSOCIATION**

Filed on September 13, 2021
NFA ID 0309904 NATIXIS
Submitted by SHIMA IMOTO (IMOTOS1)

The question(s) you are disclosing the criminal action under:

☑**A.**

**Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?**

☑**C.**

**Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

## Criminal Case Information

**Formal Charge(s) Information**

| | |
|---|---|
| Filing Location | **NON-U.S. COURT** |
| Date Filed | **June 2019** |

**Court Information**

| | |
|---|---|
| Name of Court | **JUDICIAL COURT, 32ND CRIMINAL CHAMBER (TRIBUNAL JUDICIAIRE, 32E CHAMBRE CORRECTIONNELLE)** |
| City or County | **PARIS** |
| State | **Not provided** |
| Country | **FRANCE** |

**Case Information**

| | |
|---|---|
| Case Number | **10151096014** |
| Case Status | **ON APPEAL** |

## Charge Details

| | |
|---|---|
| Formal Charge Description | **DISSEMINATION OF FALSE OR MISLEADING INFORMATION** |
| Classification | **FELONY** |
| Plea Entered | **NO PLEA ENTERED** |
| Disposition | **CONVICTED/FOUND GUILTY** |

## Comments

In March 2009, the Paris prosecutor launched a preliminary investigation into a criminal complaint filed by Natixis minority shareholders and coordinated by the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM).

In February 2017, Natixis was placed under formal investigation in the context of a magistrate led investigation process opened in 2010, relating to two announcements released in the second half of 2007, at the start of the subprime crisis. Following the judicial examination, the magistrate may either dismiss the case or request indictment.

In June 2019, Natixis was indicted in connection with one of the two announcements. The investigating magistrate found that there was sufficient evidence that this announcement contained false or misleading information related to Natixis' exposure to subprime risk.

Pursuant to judgement on June 24, 2021, Natixis was found guilty of communication of misleading information and handed down a fine in the amount of EUR 7.5 million. In addition, on the civil side, Natixis was ordered to pay damages to the plaintiffs in the amount of approximatively EUR 2 million.

Natixis has decided to appeal this judgment. Pursuant to the appeal, the case will be entirely reexamined by a new judge, on matters of both fact and law.
We wish to specify that the case relates exclusively to a single section of a press release of November 2007, and that it does not involve any other communication made by Natixis.


## Supporting Documentation

| | |
|---|---|
| Description | **APPEAL - ENGLISH TRANSLATION** |
| File Name | **Appeal  English Translation.pdf** |

| | |
|---|---|
| Description | **APPEAL - ORIGINAL** |
| File Name | **Appeal  Original.pdf** |

| | |
|---|---|
| Description | **CITATION DEVANT LE TRIBUNAL CORRECTIONNEL** |
| File Name | **Citation devant le Tribunal Correctionnel.pdf** |

| | |
|---|---|
| Description | **JUDGMENT - ENGLISH TRANSLATION** |
| File Name | **Judgment  English Translation.pdf** |

| | |
|---|---|
| Description | **JUDGMENT - ORIGINAL** |
| File Name | **2021 06 24  Jugement Natixis.pdf** |

| | |
|---|---|
| Description | **ORDER OF REFERRAL TO THE INVESTIGATING JUDGE** |
| File Name | **Order of referral to the investigating judge.pdf** |

Submission Date

July 08, 2024

# Firm Criminal Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on July 08, 2024
NFA ID 0309904 NATIXIS
Submitted by OLA OPOOSUN (OPOOSUNO)

The question(s) you are disclosing the criminal action under:

☑A.

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

☑C.

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

## Criminal Case Information

**Formal Charge(s) Information**

| | |
|---|---|
| Filing Location | NON-U.S. COURT |
| Date Filed | June 2019 |

**Court Information**

| | |
|---|---|
| Name of Court | JUDICIAL COURT, 32ND CRIMINAL CHAMBER (TRIBUNAL JUDICIAIRE, 32E CHAMBRE CORRECTIONNELLE) |
| City or County | PARIS |
| State | Not provided |
| Country | FRANCE |

Case Information

| | |
|---|---|
| Case Number | 10151096014 |
| Case Status | ON APPEAL |

## Charge Details

| | |
|---|---|
| Formal Charge Description | DISSEMINATION OF FALSE OR MISLEADING INFORMATION |
| Classification | FELONY |
| Plea Entered | NO PLEA ENTERED |
| Disposition | CONVICTED/FOUND GUILTY |

## Comments

In March 2009, the Paris prosecutor launched a preliminary investigation into a criminal complaint filed by Natixis minority shareholders and coordinated by the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM).

In February 2017, Natixis was placed under formal investigation in the context of a magistrate led investigation process opened in 2010, relating to two announcements released in the second half of 2007, at the start of the subprime crisis. Following the judicial examination, the magistrate may either dismiss the case or request indictment.

In June 2019, Natixis was indicted in connection with one of the two announcements. The investigating magistrate found that there was sufficient evidence that this announcement contained false or misleading information related to Natixis' exposure to subprime risk.

Pursuant to judgement on June 24, 2021, Natixis was found guilty of communication of misleading information and handed down a fine in the amount of EUR 7.5 million. In addition, on the civil side, Natixis was ordered to pay damages to the plaintiffs in the amount of approximatively EUR 2 million.

Natixis has decided to appeal this judgment. Pursuant to the appeal, the case will be entirely reexamined by a new judge, on matters of both fact and law.
We wish to specify that the case relates exclusively to a single section of a press release of November 2007, and that it does not involve any other communication made by Natixis.

**08 JULY 2024 - THIS MATTER HAS BEEN UPDATED. PLEASE REFER TO THE UPLOADED DOCUMENT "Disclosure Matter Page Update - Adam_08 July 2024"

## Supporting Documentation

| | |
|---|---|
| Description | APPEAL - ENGLISH TRANSLATION |
| File Name | Appeal  English Translation.pdf |

| | |
|---|---|
| Description | APPEAL - ORIGINAL |
| File Name | Appeal  Original.pdf |

| | |
|---|---|
| Description | CITATION DEVANT LE TRIBUNAL CORRECTIONNEL |
| File Name | Citation devant le Tribunal Correctionnel.pdf |

| | |
|---|---|
| Description | DISCLOSURE MATTER PAGE (DMP) |
| File Name | Disclosure Matter Page UpdateAdam08 July 2024.pdf |

| | |
|---|---|
| Description | JUDGMENT - ENGLISH TRANSLATION |
| File Name | Judgment  English Translation.pdf |

| | |
|---|---|
| Description | JUDGMENT - ORIGINAL |
| File Name | 2021 06 24  Jugement Natixis.pdf |

| | |
|---|---|
| Description | ORDER OF REFERRAL TO THE INVESTIGATING JUDGE |
| File Name | Order of referral to the investigating judge.pdf |

Submission Date

# March 09, 2025

# Firm Criminal Disclosure Matter Page

## NATIONAL FUTURES ASSOCIATION

Filed on March 09, 2026
NFA ID 0309904 NATIXIS
Submitted by KENNETH MCGRORY (MCGRORYK2)

The question(s) you are disclosing the criminal action under:

☑ A.

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

☑ C.

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

## Criminal Case Information

**Formal Charge(s) Information**

| | |
|---|---|
| Filing Location | NON-U.S. COURT |
| Date Filed | June 2019 |

**Court Information**

| | |
|---|---|
| Name of Court | JUDICIAL COURT, 32ND CRIMINAL CHAMBER (TRIBUNAL JUDICIAIRE, 32E CHAMBRE CORRECTIONNELLE) |
| City or County | PARIS |
| State | Not provided |
| Country | FRANCE |

**Case Information**

| | |
|---|---|
| Case Number | 10151096014 |
| Case Status | FINAL |

## Charge Details

| | |
|---|---|
| Formal Charge Description | DISSEMINATION OF FALSE OR MISLEADING INFORMATION |
| Classification | FELONY |
| Plea Entered | NO PLEA ENTERED |
| Disposition | CONVICTED/FOUND GUILTY |

## Comments

In March 2009, the Paris prosecutor launched a preliminary investigation into a criminal complaint filed by Natixis minority shareholders and coordinated by the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM).

In February 2017, Natixis was placed under formal investigation in the context of a magistrate led investigation process opened in 2010, relating to two announcements released in the second half of 2007, at the start of the subprime crisis. Following the judicial examination, the magistrate may either dismiss the case or request indictment.

In June 2019, Natixis was indicted in connection with one of the two announcements. The investigating magistrate found that there was sufficient evidence that this announcement contained false or misleading information related to Natixis' exposure to subprime risk.

Pursuant to judgement on June 24, 2021, Natixis was found guilty of communication of misleading information and handed down a fine in the amount of EUR 7.5 million. In addition, on the civil side, Natixis was ordered to pay damages to the plaintiffs in the amount of approximatively EUR 2 million.

Natixis has decided to appeal this judgment. Pursuant to the appeal, the case will be entirely reexamined by a new judge, on matters of both fact and law.
We wish to specify that the case relates exclusively to a single section of a press release of November 2007, and that it does not involve any other communication made by Natixis.

**08 JULY 2024 - THIS MATTER HAS BEEN UPDATED. PLEASE REFER TO THE UPLOADED DOCUMENT
 "Disclosure Matter Page Update - Adam_08 July 2024"

March 2026 Update: In May 2010, certain Natixis shareholders, the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM) initiated criminal proceedings against Natixis, alleging that Natixis had communicated false or misleading information through the Press Release. In June 2019, an investigating judge referred Natixis to the Paris Criminal Court in connection with the Press Release for acts described as the dissemination of false or misleading information. The Paris Criminal Court handed down its judgment on June 24, 2021, finding Natixis guilty of communication of misleading information and fining it €7.5 million. In addition, in the civil action, Natixis was ordered to pay the plaintiff's damages of approximately €2 million.

Natixis appealed this judgment. The Paris Court of Appeal handed down its ruling on May 7, 2024, confirming the judgment on the principle of Natixis' conviction, while significantly reducing the fine to €2 million and adopting a much less severe reasoning with regard to Natixis. The Court of Appeal also upheld the judgment with regard to the civil action, with some adjustments for certain civil parties, and imposed an additional penalty for the civil parties' legal costs based on Article 475-1 of the Code of Criminal Procedure (in the amount of approximately €400,000). On the day of the decision, May 7, 2024, Natixis filed an appeal with the French Supreme Court ("Cour de cassation") as a precautionary measure.

Following this appeal, the French Supreme Court handed down its decision on February 4, 2026, rejecting Natixis' appeal, meaning that the sentence is now final and the case is closed. On March 2, 2026, Natixis paid €2,000,000 to the French Treasury.

This case concerns only one paragraph of a press release dated November 2007 and does not relate to any other communication made by Natixis. It should be noted that the French Financial Markets Authority (AMF), which had taken up Natixis' communication during the subprime crisis, and particularly the press release, had decided not to initiate any disciplinary proceedings. Under French law, other than the imposition of the monetary fine, there are no legal consequences to Natixis or its affiliates for a guilty verdict in this case.

## Supporting Documentation

| | |
|---|---|
| Description | APPEAL - ENGLISH TRANSLATION |
| File Name | Appeal  English Translation.pdf |

Description APPEAL - ORIGINAL
File Name Appeal  Original.pdf


Description CITATION DEVANT LE TRIBUNAL CORRECTIONNEL
File Name Citation devant le Tribunal Correctionnel.pdf


Description DISCLOSURE MATTER PAGE (DMP)
File Name Disclosure Matter Page UpdateAdam08 July 2024.pdf


Description JUDGMENT - ENGLISH TRANSLATION
File Name Judgment  English Translation.pdf


Description JUDGMENT - ORIGINAL
File Name 2021 06 24  Jugement Natixis.pdf


Description ORDER OF REFERRAL TO THE INVESTIGATING JUDGE
File Name Order of referral to the investigating judge.pdf


Description PAYMENT
File Name Affaire 2301536  P10151096014sign.pdf


Description RELEVE DE CONDAMNATION PENALE
File Name 2026 02 17  Relev de condamnation pnale.pdf

Submission Date

July 20<sup>th</sup>, 2026

# Firm Criminal Disclosure Matter Page

**NATIONAL FUTURES ASSOCIATION**

Filed on July 20, 2026
NFA ID 0309904 NATIXIS
Submitted by KENNETH MCGRORY (MCGRORYK2)

The question(s) you are disclosing the criminal action under:

☑ **A.**

**Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?**

## Criminal Case Information

**Formal Charge(s) Information**

| | |
|---|---|
| Filing Location | **NON-U.S. COURT** |
| Date Filed | **June 2019** |

**Court Information**

| | |
|---|---|
| Name of Court | **JUDICIAL COURT, 32ND CRIMINAL CHAMBER (TRIBUNAL JUDICIAIRE, 32E CHAMBRE CORRECTIONNELLE)** |
| City or County | **PARIS** |
| State | **Not provided** |
| Country | **FRANCE** |

**Case Information**

| | |
|---|---|
| Case Number | **10151096014** |
| Case Status | **FINAL** |

## Charge Details

| | |
|---|---|
| Formal Charge Description | **DISSEMINATION OF FALSE OR MISLEADING INFORMATION** |
| Classification | **FELONY** |
| Plea Entered | **NO PLEA ENTERED** |
| Disposition | **CONVICTED/FOUND GUILTY** |

## Comments

In March 2009, the Paris prosecutor launched a preliminary investigation into a criminal complaint filed by Natixis minority shareholders and coordinated by the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM).

In February 2017, Natixis was placed under formal investigation in the context of a magistrate led investigation process opened in 2010, relating to two announcements released in the second half of 2007, at

the start of the subprime crisis. Following the judicial examination, the magistrate may either dismiss the case or request indictment.

In June 2019, Natixis was indicted in connection with one of the two announcements. The investigating magistrate found that there was sufficient evidence that this announcement contained false or misleading information related to Natixis' exposure to subprime risk.

Pursuant to judgement on June 24, 2021, Natixis was found guilty of communication of misleading information and handed down a fine in the amount of EUR 7.5 million. In addition, on the civil side, Natixis was ordered to pay damages to the plaintiffs in the amount of approximatively EUR 2 million.

Natixis has decided to appeal this judgment. Pursuant to the appeal, the case will be entirely reexamined by a new judge, on matters of both fact and law.
We wish to specify that the case relates exclusively to a single section of a press release of November 2007, and that it does not involve any other communication made by Natixis.

**08 JULY 2024 - THIS MATTER HAS BEEN UPDATED. PLEASE REFER TO THE UPLOADED DOCUMENT "Disclosure Matter Page Update - Adam_08 July 2024"

March 2026 Update: In May 2010, certain Natixis shareholders, the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM) initiated criminal proceedings against Natixis, alleging that Natixis had communicated false or misleading information through the Press Release. In June 2019, an investigating judge referred Natixis to the Paris Criminal Court in connection with the Press Release for acts described as the dissemination of false or misleading information. The Paris Criminal Court handed down its judgment on June 24, 2021, finding Natixis guilty of communication of misleading information and fining it €7.5 million. In addition, in the civil action, Natixis was ordered to pay the plaintiff's damages of approximately €2 million.

Natixis appealed this judgment. The Paris Court of Appeal handed down its ruling on May 7, 2024, confirming the judgment on the principle of Natixis' conviction, while significantly reducing the fine to €2 million and adopting a much less severe reasoning with regard to Natixis. The Court of Appeal also upheld the judgment with regard to the civil action, with some adjustments for certain civil parties, and imposed an additional penalty for the civil parties' legal costs based on Article 475-1 of the Code of Criminal Procedure (in the amount of approximately €400,000). On the day of the decision, May 7, 2024, Natixis filed an appeal with the French Supreme Court ("Cour de cassation") as a precautionary measure.

Following this appeal, the French Supreme Court handed down its decision on February 4, 2026, rejecting Natixis' appeal, meaning that the sentence is now final and the case is closed. On March 2, 2026, Natixis paid €2,000,000 to the French Treasury.

This case concerns only one paragraph of a press release dated November 2007 and does not relate to any other communication made by Natixis. It should be noted that the French Financial Markets Authority (AMF), which had taken up Natixis' communication during the subprime crisis, and particularly the press release, had decided not to initiate any disciplinary proceedings. Under French law, other than the imposition of the monetary fine, there are no legal consequences to Natixis or its affiliates for a guilty verdict in this case.

## Supporting Documentation

| | |
|---|---|
| Description | **APPEAL - ENGLISH TRANSLATION** |
| File Name | **Appeal  English Translation.pdf** |

| | |
|---|---|
| Description | **APPEAL - ORIGINAL** |
| File Name | **Appeal  Original.pdf** |

| | |
|---|---|
| Description | **CITATION DEVANT LE TRIBUNAL CORRECTIONNEL** |

| | |
|---|---|
| File Name | **Citation devant le Tribunal Correctionnel.pdf** |
| | |
| Description | **DISCLOSURE MATTER PAGE (DMP)** |
| File Name | **Disclosure Matter Page UpdateAdam08 July 2024.pdf** |
| | |
| Description | **JUDGMENT - ENGLISH TRANSLATION** |
| File Name | **Judgment  English Translation.pdf** |
| | |
| Description | **JUDGMENT - ORIGINAL** |
| File Name | **2021 06 24  Jugement Natixis.pdf** |
| | |
| Description | **ORDER OF REFERRAL TO THE INVESTIGATING JUDGE** |
| File Name | **Order of referral to the investigating judge.pdf** |
| | |
| Description | **PAYMENT** |
| File Name | **Affaire 2301536  P10151096014sign.pdf** |
| | |
| Description | **RELEVE DE CONDAMNATION PENALE** |
| File Name | **2026 02 17  Relev de condamnation pnale.pdf** |